EXHIBIT 10.66

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is made this 30th day of September, 2004 by and between DIGITAL VIDEO SYSTEMS, INC., with its principal executive offices located at 430 Cambridge Avenue, Suite 110, Palo Alto, CA 94306 ("DVS") and OXCAL VENTURE FUND, LP, with its principal executive offices located at 17308 Avenida de la Herradura, Pacific Palisades, CA 90272 ("Oxcal") with respect to the following facts:

RECITALS

WHEREAS, Oxcal is the owner of 550,000 common shares of DVS Korea Co. Ltd., the principal subsidiary of DVS ("DVSK");

WHEREAS, Oxcal desires to transfer its ownership interest in DVSK to DVS in exchange for stock in DVS and DVS desires to increase its ownership interest in DVSK by becoming the owner of the 550,000 shares owned by Oxcal.

NOW THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED, THE PARTIES HERETO AGREE AS FOLLOWS:

AGREEMENT

1.   Transfer of Shares. Oxcal hereby agrees to transfer to DVS 550,000 common shares of DVSK currently owned by Oxcal, and DVS agrees to accept such shares. In consideration therefor, DVS hereby agrees to issue 396,722 authorized but unissued shares of its 8% Series C Convertible Preferred Stock (the "Preferred Stock"), which number of shares is equal to 115% of the value of the DVSK shares DVS will receive, calculated in accordance with the valuation set forth in Section 2.

2.   Agreed Valuation. The parties hereby agree that the 550,000 shares of DVSK shall be valued at 440 Korean won per share, which is equal to the current fair market value of the DVSK stock, for a total valuation of 242,000,000 Korean won. Based on the current conversion rate between the Korean won to U.S. dollar, the common shares have a U.S. dollar value of $210,435. The parties further agree that the value of DVS' stock to be used for purposes of this transaction is $0.61, which is above the current fair market value of the DVS common stock. The average closing price of the DVS Common Stock between September 20, 2004 and September 30, 2004 is $0.554.

3.   Additional Agreements.

3.1.   DVS further agrees to issue to Oxcal a five-year common stock purchase warrant, exercisable at $0.66, entitling the holder to purchase up to 198,361 shares of DVS Common Stock.

3.2.   DVS shall use its best efforts to register for resale the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants, by including such securities in the registration statement it is obligated to file regarding the securities sold to investors in a private placement of Preferred Stock and warrants that closed on September 20, 2004. By this Agreement, Oxcal shall be granted the same rights as are set forth in the Registration Rights Agreement executed in connection with the private placement.

3.3.   DVS hereby accepts all of the risk and cost associated with the transfer of the shares.

3.4.   Both parties agree to use their best efforts to effect the issuances of the Securities as expeditiously as possible and to cooperate with the other, where needed or desirable, to accomplish the issuances as contemplated by this Agreement.

4.   Restrictions on Securities. The conversion rights of the Preferred Stock is subject to stockholder approval in accordance with current Nasdaq Marketplace Rules in connection with the private placement referred to in Section 3.2 above. Accordingly, until receipt of stockholder approval, the shares of Preferred Stock are nonconvertible and nonvoting. In the event stockholder approval is not received by March 31, 2005, the holders of the Preferred Stock shall have the right to demand that DVS redeem the Preferred Stock by payment of the $0.61 per share value set forth in Section 2, plus any accrued dividend.

5.   Representations and Warranties of Oxcal. Oxcal hereby represents and warrants that:

5.1.   It is the sole owner of and has lawful right to sell and transfer the DVSK common shares.

5.2.   The DVSK common shares are free and clear of all liens and encumbrances.

5.3.   It is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended.

5.4.   It is acquiring the Securities for investment purposes only and without a view to resell in connection with any distribution.

5.5.   It is familiar with the business and operations of DVS and has the opportunity to ask DVS any and all questions, and examine any documents or financial statements that Oxcal desires.

5.6.   It has not relied on any information provided by DVS in connection with the purchase of the Securities.

6.   <u>Representations and Warranties of DVS</u>. DVS hereby represents and warrants that:

6.1   It has taken all necessary action to approve the transaction that is the subject of this Agreement and the issuance of the Securities contemplated hereby and has reserved a sufficient number of shares of Preferred Stock and shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants to carry out the intent of this Agreement.

6.2   It has placed in its preliminary proxy statement for its annual meeting of stockholders, which it filed with the Securities and Exchange Commission on September 24, 2004, a proposal seeking to obtain stockholder approval of the conversion rights of the Preferred Stock and will hold its annual meeting as soon as possible.

7.   <u>Miscellaneous</u>. This Agreement: (a) may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute on and the same document; (b) and the documents to be delivered hereunder constitute the entire understanding and agreement among the parties hereto concerning the subject matter hereof; and (c) shall in all respects be interpreted and construed in accordance with and governed by the internal laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

DIGITAL VIDEO SYSTEMS, INC.

By: /s/ Thomas A. Spanier
       Thomas A. Spanier
       Chief Executive Officer

OXCAL VENTURE FUND, LP

By: /s/ Stevan A. Birnbaum
       Stevan A. Birnbaum
       President of Oxcal Venture Corp.
       General Partner